May 19, 2010

Via EDGAR
H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Capital Gold Corporation
Amendment No.1 to Registration Statement on Form S-4
Filed April 30, 2010
File No. 333-165866

Dear Mr. Schwall:

On behalf of Capital Gold Corporation (“Capital Gold”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated May 10, 2010 concerning the Registration Statement on Form S-4 (the “Registration Statement”) previously filed on April 30, 2010.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	Please monitor the need to update your financial statements and auditor’s consents in future amendments.

We acknowledge the Staff’s comment and have determined that an update of the financial statements of the Company and Nayarit Gold, Inc. is not required at this time. The Company’s financial statements meet the requirements of Regulation S-X and pursuant to Rule 3-12 under Regulation S-X, financial statements of a foreign business which are furnished pursuant to Rules 3-05 or 3-09 because it is an acquired business may be of the age specified in Item 8.A of Form 20-F.

Exhibit Index – Exhibit 10.22

2.	The reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended July 31, 2009 appears to be incorrect. Please revise appropriately.

The reference to Exhibit 4.7 in the Exhibit Index – Exhibit 10.11 has been revised to . incorporate by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended July 31, 2009 and filed on October 14, 2009. The reference to Exhibit 10.22 accurately incorporated by reference Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the year ended July 31, 2009 and filed on October 14, 2009.

Exhibit 5.1

3.
Please obtain a revised opinion that quantifies the number of shares to which the opinion relates. Delete the assumption that “such transactions will be effective under applicable law” or explain to us why the assumption is necessary and appropriate.

We have filed a revised opinion that quantifies the number of shares to which the opinion relates and have deleted the assumption that such transactions will be effective under applicable law.

Exhibit 5.2

4.
Please refile this exhibit as Exhibit 8.1. Indicate clearly that the opinion has been signed, by using a “/s/” notation. Add the consent of Hodgson Russ as an item in the Exhibit Index. Also, it is not sufficient in the tax opinion to state that the discussion in the Registration Statement “accurately summarizes in all material respects the United States federal tax laws referred to therein [emphasis added].” Please obtain a revised tax opinion, and/or revise your filing, to indicate clearly that the discussion of material U.S. federal income tax considerations in the Registration Statement is the firm's opinion, not merely a summary or description.

We have refiled this exhibit as Exhibit 8.1, which is signed by using the /s/ notation.  We have added the consent of Hodgson Russ as an item in the Exhibit Index and have revised the opinion to indicate clearly that the discussion of material U.S. federal income tax considerations in the Registration Statement is the firm's opinion.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or Sarah E. Williams, Esq. at (212) 370-1300.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

cc:  Christopher Chipman
 Jonathan H. Gardner, Esq.